UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Share Purchase Agreement with Heng Rui Xin Energy

We, LDK Solar Co., Ltd., have announced that we have entered into a share purchase agreement dated October 19, 2012 with Heng Rui Xin Energy Co., Ltd., a PRC company invested by privately owned and state-owned funds, or HRX, in which HRX has agreed to purchase newly issued ordinary shares, accounting for approximately 19.9% of our total issued and outstanding capital prior to such issuance, at a purchase price of US$0.86 per ordinary share, subject to the terms and conditions of the share purchase agreement, including a lock-up for 180 days. Pursuant to the share purchase agreement, HRX also has the right to designate three additional directors to our board, and the parties have also agreed to add two independent directors to our board. Closing of the proposed transaction is subject to, among other things, the receipt of all necessary consents and approvals from applicable governmental and regulatory authorities, including the various PRC governmental agencies.

Our press release issued on October 22, 2012 is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer

Date: October 22, 2012

Exhibit 99.3

LDK Solar Signs Share Purchase Agreement with Heng Rui Xin Energy

XINYU CITY, China and SUNNYVALE, Calif., October 22, 2012 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced that it has entered into a share purchase agreement dated October 19, 2012 with Heng Rui Xin Energy Co., Ltd., a PRC company invested by privately owned and state-owned funds (“HRX”), in which HRX has agreed to purchase newly issued ordinary shares, accounting for approximately 19.9% of the total issued and outstanding capital of LDK Solar prior to such issuance, at a purchase price of US$0.86 per ordinary share, subject to the terms and conditions of the share purchase agreement, including a lock-up for 180 days. Pursuant to the share purchase agreement, HRX also has the right to designate three additional directors to the LDK Solar board, and the parties have also agreed to add two independent directors to the LDK Solar board. Closing of the proposed transaction is subject to, among other things, the receipt of all necessary consents and approvals from applicable governmental and regulatory authorities, including the various PRC governmental agencies.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of PV products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

About Heng Rui Xin Energy

Heng Rui Xin Energy Co., Ltd is a company engaged in solar power, investment and related businesses. Its 60% equity is owned by Hi-tech Wealth Investment and Developing Co., Ltd (a company engaged in investment and solar power related businesses), and 40% equity is owned by Xinyu State-owned Asset Management Co., Ltd.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Source LDK Solar Co., Ltd.

Lisa Laukkanen of The Blueshirt Group, +1-415-217-4967, lisa@blueshirtgroup.com for LDK Solar; or

Jack Lai, Executive VP and CFO of LDK Solar Co., Ltd., +1-408-245-8801, IR@ldksolar.com

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